

August 22, 2019

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

> **Re: Activision Blizzard, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed on February 28, 2019**
> **File No. 001-15839**

Dear Mr. Durkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 38

1. We note your reference to the three key metrics of reach, engagement and player investment in the Q1 2019 earnings call. With regards to engagement you refer to a record time spent on the King Network of 38 minutes per daily active user and you also reference overall time spent in your games of 50 minutes. As engagement appears to be a key metric used in monitoring your business, please revise to include a quantified discussion of minutes spent in future filings, or tell us what other measures management uses to assess user engagement and include a quantified discussion of such measure. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

2.   For your third key metric, player investment, you include a quantified discussion of in-game net bookings in total and a qualitative discussion of how such measure relates to specific segments and/or franchises in your earnings call. In addition, in your Form 10-K, you refer to a shift in your business towards a more consistently recurring and year-round model via the sale of downloadable content and microtransactions. If in-game net bookings is how management measures player investment, please revise to include a quantified discussion of such measure in future filings, or tell us what other measures management uses to assess player investment. Also, tell us the amount of revenue generated from in-game content (e.g. downloadable content and microtransactions) for each period presented by segment. To the extent that in-game content has been a material contributor to your revenue, please consider including a quantitative and qualitative discussion of the impact of such content on both your total and segment revenues. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Segment Net Revenues , page 48

3.   You include a discussion of the various franchise titles that impacted the net revenue for each of your segments. Similarly, you discuss various factors that impacted your segment income from operations. When a material change in revenue or operations is attributed to two or more factors, including any offsetting factors, please quantify the relative impact of each identified factor or explain to us why you believe such quantification is not necessary. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.

Consolidated Statements of Operations, page F-4

4.   Please provide us with a breakdown of your "subscription, licensing and other revenues" between product and services. In your response, tell us whether you consider third-party licenses, downloadable content and microtransactions as a product or service. To the extent that the service revenue included in this line item is greater than 10% of total revenue, separately present revenue and the related cost of revenues from product and services on the face of your consolidated statement of operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Products with Online Functionality, page F-17

5.   You state on page F-25 that upon adoption of ASC 606, approximately 20% of the arrangement fee for many of the titles within your Call of Duty franchise are now recognized as revenue upon delivery. Please describe for us each of the performance obligations included in your products with online functionality and clarify how you

allocate the remaining 80% of the fee to such performance obligations. Explain further the specific methods, inputs, estimates and assumptions used in determining the standalone selling price for each performance obligation and tell us the percentage of the transaction price allocated to each.

6. Specifically with regards to the performance obligation related to online functionality, please help us understand the different roles and responsibilities that you and your platform partners have with respect to technology, host configurations, maintenance and services. Tell us whether you use your own or third-party servers to host the multiplayer or online game play and describe the interaction of your online functionality with Sony and Microsoft's platforms. Compare and contrast the different service obligations that you and your platform partners have with respect to the players who purchase your games and how such obligations factored into your determination of the standalone selling price and the transaction price allocation for your game related services.

7. You state that certain of your franchise titles may contain a license of your intellectual property to play the game offline, but also depend on a significant level of integration and interdependency with the online functionality. You also refer to recognizing the entire arrangement fee for the Black Ops 4 game ratably over the service period. Please clarify whether there are games in which you determined that the license of the intellectual property and the online functionality are accounted for as a single performance obligation. If so, tell us the amount of revenue recognized from such games for fiscal 2018 and to date in fiscal 2019 and provide us with your analysis of the factors considered in determining that the software and online functionality are not separately identifiable. Refer to ASC 606-10-25-21.

Online Hosted and Subscription Arrangements, page F-17

8. Please describe for us in further detail the terms and conditions, including cancellation provisions, for both your online hosting and subscription arrangements. Clarify how these arrangements differ as you refer to the *World of Warcraft* franchise with regards to both. Describe the performance obligations included in each of these arrangements. With regard to your subscription arrangements, please also address your separate discussion of the *World of Warcraft* software and expansion packs and clarify whether these products are accounted for separately from the subscription arrangements. To the extent that the software and online services are accounted for as one performance obligation, explain further the factors considered in determining that they are not both distinct and separable. Also, tell us whether either of these arrangements provide for offline game play. If so, clarify whether such games can be played offline once the subscription or online hosting arrangement is cancelled or expires and how that factored into your analysis. Refer to ASC 606-10-25-19 through 25-21.

Other Revenues, page F-18

9.   Please describe further for us the nature of your microtransactions and explain how you distinguish between durable and consumable goods. Tell us what product and/or services are transferred to the game-player upon use of such goods and how that impacts the timing of revenue recognition. Please specifically address if the use of a consumable virtual good transfers a benefit to a user beyond the point at which the good is used. Clarify whether the type of game in which the in-game purchase is made (e.g. product sales, products with online functionality, subscriptions, online hosted arrangements, etc.) impacts the accounting for such transaction. Please cite the specific guidance you relied upon in accounting for such sales.

Estimated Service Period, page F-19

10.   You state that the estimated service periods for players of your current games are generally less than 12 months. Tell us whether the service period is the same for games played on each of your platforms (e.g. console, PC and mobile). Also, tell us whether the delivery channel (retail versus digital) has any impact on the service periods or if the service periods differ for online functionality versus in-game content. To the extent your service period varies among platforms, delivery channels, franchises or performance obligations, please revise to provide more granular discussion of the estimated service period in your revenue policy disclosures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Edgar, Staff Accountant at 202-551-3459 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services